Concordia International Corp. Announces Update on Debtholder Votes and Extension of the Early Consent Date in Connection with its Recapitalization Transaction
Oakville, Ontario, June 7, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, announced today that the Company’s previously announced recapitalization transaction (the “Recapitalization Transaction”) to be implemented pursuant to a plan of arrangement (the “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”) in Concordia’s proceedings under the CBCA has received the requisite level of debtholder approvals as provided for in the interim order of the Ontario Superior Court of Justice (the “Court”) dated May 2, 2018 (the “Interim Order”) with votes in respect of approximately 99.7% of the outstanding principal amount of the Company’s affected secured debt (the “Secured Debt”) and approximately 97.1% of the outstanding principal amount of the Company’s affected unsecured debt (the “Unsecured Debt”) having been cast in favour of the approval of the CBCA Plan.
In order to provide all remaining debtholders with an extended opportunity to receive the applicable early consent consideration (the “Early Consent Consideration”) in connection with the Recapitalization Transaction, the Company is extending the deadline for eligibility for holders of Secured Debt (the “Secured Debtholders”) and holders of Unsecured Debt (the “Unsecured Debtholders”) to receive the applicable Early Consent Consideration from 5:00 p.m. Toronto time on June 6, 2018 to 5:00 p.m. Toronto time on June 12, 2018 (the “Early Consent Date”).
In order for Secured Debtholders and Unsecured Debtholders to be eligible to receive the applicable Early Consent Consideration, such Secured Debtholders and Unsecured Debtholders must submit a vote in favour of the CBCA Plan by the Early Consent Date of 5:00 p.m. Toronto time on June 12, 2018, as such date may be extended by Concordia, except as otherwise provided in the Interim Order, and satisfy the other applicable requirements under the Interim Order and the CBCA Plan. Further information on the Early Consent Consideration is described in the management information circular dated May 15, 2018 for the special meetings of the Secured Debtholders and the Unsecured Debtholders (the “Debtholder Meetings”), and the annual and special meeting of shareholders of Concordia to be held on June 19, 2018 (the “Circular”).
Banks, brokers or other intermediaries that hold the Secured Debt and Unsecured Debt on behalf of Secured Debtholders and Unsecured Debtholders, respectively, may have internal deadlines that require Secured Debtholders and Unsecured Debtholders to submit their votes by an earlier date in advance of the Early Consent Date in order to be eligible to receive the applicable Early Consent Consideration. Secured Debtholders and Unsecured Debtholders are encouraged to contact their intermediaries directly to confirm any such internal deadline.

Holders of the Company’s secured term loans that are entitled to elect the type of new senior secured debt they will receive pursuant to the CBCA Plan, and Secured Debtholders that are entitled to receive new senior secured term loans pursuant to the CBCA Plan and that are eligible to elect the currency of such new senior secured term loans, are reminded that the deadline for making such elections is 5:00 p.m. Toronto time on June 28, 2018. Further information on these elections is contained in the Circular.
The press release issued on May 2, 2018, announcing the Recapitalization Transaction, the Interim Order, the Circular, and certain other materials relating to the Recapitalization Transaction are available on the Company’s website at www.concordiarx.com, the Company’s SEDAR and EDGAR profiles and/or on Kingsdale Advisors’ website at http://www.kingsdaleadvisors.com/concordiadocuments.html.
Any questions or requests for further information regarding eligibility for Early Consent Consideration and/or the elections to be made pursuant to the CBCA Plan should be directed to Kingsdale Advisors at 1-866-581-0506 or 416-867-2272, by email at contactus@kingsdaleadvisors.com.
Court Approval
If the CBCA Plan is approved by the requisite majorities at the Debtholder Meetings, the Company and its subsidiary, Concordia Healthcare (Canada) Limited, will attend a hearing before the Court currently scheduled for June 26, 2018 or such other date as may be set by the Court, to seek Court approval of the CBCA Plan.
As part of the Court approval of the Recapitalization Transaction, the Company will seek a permanent waiver of any and all: (a) defaults resulting from the commencement of these CBCA proceedings, and (b) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements relating to the Early Consent Date for voting in favour of the CBCA Plan, the conditions to receiving Early Consent Consideration, the deadline for elections with respect to new senior secured debt, the expectation that the Company and its subsidiary, Concordia Healthcare (Canada) Limited, will attend a hearing before the Court on June 26, 2018, the Company seeking a waiver of any and all defaults resulting from the commencement of the CBCA proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the inability of Concordia to pay the Early Consent Consideration, Concordia not extending the Early Consent Date, additional conditions being imposed on the ability of debtholders to be entitled to Early Consent Consideration, the delisting and cessation in trading of the Company's common shares on Nasdaq, the inability to negotiate with Concordia's lenders, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the Company being unable to obtain a waiver of any and all defaults resulting from the commencement of the CBCA proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, the recapitalization transaction not being the best financial path forward for the Company, alternatives to the recapitalization transaction that may be available to the Company which are better suited for the Company, the inability of the recapitalization transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, the inability of Concordia to become a leading European specialty, off-patent medicines, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com